[OSI SYSTEMS LETTERHEAD]

April 27, 2010

Mary Beth Breslin

Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Re:	OSI Systems, Inc. (“Company”)
Post-Effective Amendment to Form S-3
Filed March 9, 2010
File Numbers 333-73618, 333-75228, 333-100791, 333-101716, 333-119704
and 333-148937 (collectively, “Post-Effective Amendments”)

Dear Ms. Breslin:

We understand that the U.S. Securities and Exchange Commission (“Commission”) may soon declare the Post-Effective Amendments effective pursuant to Section 8 of the Securities Act of 1933, as amended. In connection with such action, the Company hereby acknowledges that:

•

should the Commission or its staff, acting pursuant to delegated authority, declare the Post-Effective Amendments effective, such action does not foreclose the Commission from taking any action with respect to such Post-Effective Amendments;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Pos-Effective Amendments; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please contact me at (310) 349-2426.

Sincerely,

/s/ Victor Sze
VICTOR SZE General Counsel